Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

April 8, 2022

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

WRL Series Life Account

Form N-6 Registration Statements (File No. 333-249150)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on March 8, 2022, with respect to the above-referenced filings for WRL Series Life Account of Transamerica Life Insurance Company (“TLIC”) relating to the Transamerica Freedom Elite Builder II.

For your convenience, I have restated those comments below, and followed each comment with our response.

I.  Freedom Elite Builder II Prospectus

Comment 1: Page 1: Name of Product: EDGAR contract ID says, “New Transamerica Freedom Elite Builder II”, but filing doesn’t have “new” written down. Please change to make these match.

Response: We have corrected the Contract ID in EDGAR by removing the word “New”.

Comment 2: Page 2 of intro: “Beginning January 1, 2021…”: Please remove this paragraph in accordance with the note to item 1(a)(9) to form N-6.

Response: Disclosure has been removed. Please see attached.

Comment 3: Page 7: Key info table: Charges for early withdrawal: 2nd paragraph: Please revise this figure to $100,000 and revise the other figures in the hypothetical accordingly. Instruction 2(a) to item 2 of form N-6.

Response: Disclosure has been revised. Please see attached.

Comment 4: Page 8: Optional Benefits: Please state that if a policy owner elects to pay third party advisory fees from his or her contract value then this deduction will reduce death benefits and other guaranteed benefits and may be subject to a federal and state income tax and a 10% federal penalty tax.

Response: Disclosure has been added. Please see attached

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Comment 5: Page 8: Optional Benefits: The Statutory Pro notes that certain optional benefits may not be available in certain states. Please flag in the key information table that the availability of certain optional benefits may vary by state. In addition, the optional benefits table later in the prospectus should identify each benefit that may not be available to all investors.

Response: All optional benefits are available in all states where the product is sold. Disclosure on page 77 was removed. Please see attached.

Comment 6: Page 10: “Additional information about each portfolio…”: The appendix heading uses the term “portfolio companies”. Please be consistent.

Response: Disclosure has been revised. Please see attached.

Comment 7: Page 12: “Please see State Variations…regarding Puerto Rico”: Please delete this from the introductory language to the fee table. (Can be included as a footnote or disclosed elsewhere.)

Response: Disclosure has been revised. Please see attached

Comment 8: Page 12: Fee Table - Sales Charge Imposed on Premiums: Please revise to say “Maximum” sales charge to match Item 4.

Response: Disclosure has been revised. Please see attached

Comment 9: Page 12: Fee Table: Maximum Deferred: Please supplementally explain the basis for imposing the deferred sales charge. (Surrender Charges ),

Response: The surrender charge helps us recover distribution expenses that we incur in connection with the Policy, including sales commissions paid to selling firms and printing and advertising costs, as well as aggregate Policy expenses.

Comment 10: Page 15: Accidental Death Benefit Rider: Please confirm that we are using the same representative insured used for each rider. Some riders are male age 30, others have male age 30 with additional rating factors.

Response: Confirmed. We are consistently using the same representative insured throughout this filing. Some rates do vary by risk class.

Comment 11: Page 16: Other insured rider: Please confirm that female age 35 is the expected female insured, issue age 35 as the representative insured.

Response: Confirmed. Female 35 is the expected “other” insured and the expected average issue age for this rider.

Comment 12: Page 38: Premium Expense charge: “For Policies applied for before September 22, 2008: Please discuss the premium expense charge for policies issued before September 22, 2008.

Response: There is a separate table titled “POLICIES APPLIED FOR BEFORE SEPTEMBER 22, 2008 AND ISSUED BEFORE JANUARY 1, 2009”. Please see attached, page 18.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Comment 13: Page 54: First bullet point: “If you make withdrawals of cash value to pay advisory fees then taxes may apply to any such withdrawals”: Please address whether any surrender charges apply. Additionally, please disclose that each deduction will reduce the death benefit.

Response: The has been revised. Please see attached.

Comment 14: Page 57: Death benefits disclosure: If the advisory fees are deducted from the policy value and treated as withdrawals then please:

a) disclose how the advisory fee reduction will reduce the death benefit,

b) whether these withdrawals will reduce benefit values on a dollar for dollar basis or proportionately, and if proportionately, please disclose that such deductions could reduce relevant values significantly and by substantially more than the actual amount of the deduction, and

c) include an example demonstrating the impact of advisory fee deductions on the benefits for each such benefit that is impacted.

Response: The disclosure has been added to page 62. Please see attached.

Comment 15: Page 71: Tax Section: Please describe the potential tax consequences of deducting advisory fees from policy value.

Response: Disclosure has been revised. Please see attached.

Comment 16: Page 78: Please provide examples illustrating the operation of each benefit as required by the instruction to item 11(b) and 11(c) of form N-6.

Response: Disclosure has been revised. Please see attached.

Comment 17: Page 82 (and in general): Please confirm that the company does not impose any restrictions on investments in portfolio companies regarding any optional benefits. To the extent that it does impose any restrictions, please disclose the reason for the restrictions, the consequences of the investor failing to comply with the restrictions, whether such restrictions may change, and if applicable, the generally conservative nature of allowable investments for a given benefit.

Response: Confirmed. The company does not impose any restrictions on investments in portfolio companies regarding any optional benefits.

Comment 18: Page 85: Appendix: introductory language: Disclosure on page 31 suggests that the policy may be available for individuals or groups. If the availability of portfolio companies may vary by employer, please include a statement in the introductory language to the appendix that the availability of portfolio companies may vary by employer and that participants should refer to their plan documents for a list of available portfolio companies.

Response: We have confirmed that portfolio companies do not vary by employer.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

Comment 19: Table starting page 85: Please include the name of the advisor and sub-advisor for each portfolio company. (Required for each line, even if redundant.) Footnote 1 should be removed.

Response: Disclosure has been revised. Please see attached.

II.   Statement of Additional Information

Comment 1: Page 4: Additional Information paragraph: This paragraph appears to repeat the disclosure on page 26 of the Prospectus. Please either delete or supplement the disclosure as appropriate.

Response: Disclosure has been deleted. Please see attached

Comment 2: Page 7: Distribution of the Policies: Please update fiscal years and figures for 2021.

Response: Disclosure has been updated. Please see attached

If you have any questions regarding these responses, please contact Arthur Woods at (800) 797-2643 or at art.woods@transamerica.com. I appreciate your assistance with this filing.

Sincerely,

/s/ Arthur D. Woods

Arthur D. Woods

Assistant General Counsel

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